Exhibit 99.2

Bilibili Inc. Announces Proposed Offering of Class Z Ordinary Shares in Connection with Hedging Transactions of Certain Convertible Notes Investors and Concurrent Repurchase

SHANGHAI, China, May 21, 2025—Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced a separate SEC-registered underwritten offering of its Class Z ordinary shares, par value US$0.0001 per share (the “Concurrent Delta Offering”).

Concurrently with such offering, the Company announced the proposed offering (the “Notes Offering”) of US$500 million in aggregate principal amount of convertible senior notes due 2030 (the “Notes”) pursuant to Rule 144A under the Securities Act of 1933, as amended. The proposed Notes Offering is subject to market conditions and other factors. The Company intends to grant the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$75 million in principal amount of the Notes. The Company plans to use the net proceeds from the Notes Offering to enhance its content ecosystem to facilitate user growth, facilitate IP asset creation, and unleash its inherent potential. The Company also plans to use the net proceeds from the Notes Offering to improve its overall monetization efficiency, fund the Concurrent Repurchase (as defined below), fund future repurchases (from time to time) under its share repurchase program, and for other general corporate purposes.

In connection with the offering of the Notes, the Company announced the Concurrent Delta Offering, under which certain number of the Company’s Class Z ordinary shares are proposed to be borrowed from third parties and offered in a separate underwritten offering by Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited (the “Underwriters”), each acting severally on behalf of itself and/or its respective affiliates. The Underwriters will use the resulting short position to facilitate hedging transactions by certain investors subscribing for the Notes, who employ a convertible arbitrage strategy (the “Convertible Arbitrage Investors”). The Company has been advised that each Underwriter is concurrently entering into privately negotiated derivative transactions relating to the Class Z ordinary shares, enabling Convertible Arbitrage Investors to establish their initial short positions in the Class Z ordinary shares to hedge market risk in the Notes. The number of Class Z ordinary shares subject to the Concurrent Delta Offering will be determined at the time of pricing of the Concurrent Delta Offering, and is expected to generally correspond to such initial short positions of the Convertible Arbitrage Investors. No new Class Z ordinary shares will be issued in the Concurrent Delta Offering. The Company will not receive any proceeds from the Concurrent Delta Offering. The Notes Offering and the Concurrent Delta Offering are contingent upon each other.

In addition, the Company intends to purchase a number of its Class Z ordinary shares offered in the Concurrent Delta Offering for an amount expected to be up to US$100 million at the offering price (the “Concurrent Repurchase”) pursuant to its existing share repurchase program.

The Company will use part of the proceeds from the Notes Offering for the Concurrent Repurchase. The Concurrent Repurchase enables investors to establish some of their initial short positions in the Class Z ordinary shares to hedge market risk in the Notes and reflects the Company’s confidence in its long-term strategy and growth. The repurchased shares will be cancelled.

The Company has filed an automatic shelf registration statement on Form F-3 (including a prospectus) with the SEC. The Concurrent Delta Offering will be made only by means of a prospectus supplement and an accompanying prospectus. Before you invest, you should read the prospectus supplement and the accompanying prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the Concurrent Delta Offering. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement and the accompanying prospectus may be obtained from Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attention: Prospectus Department, Email: Prospectus-ny@ny.email@gs.com, Telephone: 1 (866) 471-2526; or Morgan Stanley Asia Limited, c/o Morgan Stanley & Co. LLC, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, Email: prospectus@morganstanley.com, Telephone: 1 (866) 718-1649.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

This press release contains information about the pending Concurrent Delta Offering and Concurrent Repurchase, and there can be no assurance that the Concurrent Delta Offering and Concurrent Repurchase will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the terms of the Notes, whether the Company will complete the Notes Offering, whether the Concurrent Delta Offering and/or Concurrent Repurchase will be completed, a description of various hedging activities, and statements about Bilibili’s beliefs and expectations, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

Email: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: bilibili@tpg-ir.com